

August 13, 2014

<u>Via E-mail</u>
Mr. Enrico Cavatorta
Chief Financial Officer
Luxottica Group S.p.A
Via C. Cantu 2,
Milan, 20123 Italy

     Re: Luxottica Group S.p.A
            Form 20-F for the fiscal year ended December 31, 2013
            Filed April 29, 2014
            File No. 001-10421

Dear Mr. Cavatorta:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Martin James

                Martin James
                Senior Assistant Chief Accountant